Beau Yanoshik

Associate

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

September 17, 2018

Mr. Keith A. Gregory, Esquire

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR® Index Shares Funds (the “Registrant”); SEC File Nos. 333-92106 and 811-21145; Post-Effective Amendment No. 138 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 138”)

Dear Mr. Gregory:

This letter responds to comments you provided in a telephonic conversation with me on Friday, September 14, 2018, with respect to Amendment No. 138. Amendment No. 138 was filed on July 20, 2018 and included disclosure with respect to the SPDR Solactive Hong Kong ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information filed as part of Amendment No. 138.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 138. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 138.

1.

Comment: With respect to Response #11 in the Registrant’s letter dated September 13, 2018 (the “Initial Response Letter”), the response indicates that the Fund will use a replication strategy when the Adviser believes it is in the best interest of the Fund. Please revise the relevant disclosure in “The Fund’s Principal Investment Strategy” section to reflect the reason why the Fund would use a replication strategy pursuant to this rationale.

Response: The Registrant has revised the last sentence of the first paragraph of “The Fund’s Principal Investment Strategy” section as follows:

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Based on its analysis of these factors, SSGA Funds Management, Inc. (“SSGA FM” or the “Adviser”), the investment adviser to the Fund, either may invest the Fund’s assets in a subset of securities in the Index or may invest the Fund’s assets in substantially all of the securities represented in the Index in approximately the same proportions as the Index, as determined by the Adviser to be in the best interest of the Fund in pursuing its objective.

2.

Comment: With respect to Response #13 in the Initial Response Letter, the response indicates the Registrant’s exemptive relief permits the Fund to invest in securities not included in the Index when the Adviser believes such securities will help the Fund track its Index. Please revise the sentence cited in Comment #13 in the Initial Response Letter to reflect this language.

Response: The Registrant has revised the cited sentence as follows:

In addition, in seeking to track the Index, the Fund may invest in equity securities that are not included in the Index (including common stock, preferred stock, depositary receipts and shares of other investment companies), cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by the Adviser).

3.

Comment: With respect to Response #19 in the Initial Response Letter, the Staff notes that Item 4(a) of Form N-1A requires disclosure of any policy to concentrate in securities of issuers in a particular industry or group of industries. Please include in “The Fund’s Principal Investment Strategy” section the disclosure currently included in the discussion of “Concentration Risk” in the “Additional Risk Information” section stating “the Fund’s assets will generally be concentrated in an industry or group of industries to the extent that the Fund’s underlying Index concentrates in a particular industry or group of industries.”

Response: The Registrant has revised the second paragraph of “The Fund’s Principal Investment Strategy” section as follows:

Under normal market conditions, the Fund generally invests substantially all, but at least 80%, of its total assets in the securities comprising the Index and in depositary receipts (including American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”)) based on securities comprising the Index. In addition, in seeking to track the Index, the Fund may invest in equity securities that are not included in the Index (including common stock, preferred stock, depositary receipts and shares of other investment companies), cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by the Adviser). In seeking to track the Index, the Fund’s assets will generally be concentrated in an industry or group of industries to the extent that the Index concentrates in a particular industry or group of industries.

4.

Comment: With respect to Response #20 in the Initial Response Letter, the Staff requested that certain ETF risk factors be included in the “Principal Risks of Investing in the Fund” section. The Staff reiterates this comment and disagrees with the Registrant’s response in the Initial Response Letter. The Staff notes that the ETF risk factors cited are fundamental to the operation of an ETF and are different from the risks associated with a mutual fund. In particular, retail investors should be made aware of the fact that ETF’s trade on an exchange at market prices but are subject to premiums and discounts to net asset value as disclosed in the “Fluctuation of Net Asset Value, Share Premiums and Discounts” risk discussion.

Response: The Adviser notes that, based on its over twenty years of experience managing ETFs, it does not consider the issues discussed in “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” or “Trading Issues” to be principal risks of the Fund that are likely to have a material impact on shareholders. During that twenty years, we have experienced the largest market downturn since the Great Depression, broker-dealers and market makers go under, yet have not experienced a period where there was a problem due to limited authorized participants, market makers and liquidity providers. As a result, the Registrant believes the inclusion of the “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” discussion as a non-principal risk is appropriate. In addition, the Registrant notes the discussion of “Costs of Buying and Selling Shares” presents factual information related to costs shareholders may incur when buying shares of the Fund, and the Registrant does not consider such factual information to be a principal risk of the Fund.

With respect to the “Fluctuation of Net Asset Value, Share Premiums and Discounts” risk discussion, the Registrant will review the disclosure and consider including it in the “Principal Risks of Investing in the Fund” section at the next opportunity to update the disclosure for all series of the Registrant.

5.

Comment: With respect to Response #21 in the Initial Response Letter, the Staff reiterates this comment and disagrees with the Registrant’s response in the Initial Response Letter. Item 4(b)(iv) makes clear that non-diversification must be disclosed in “The Fund’s Principal Investment Strategy” section and must be summarized as a risk factor in the “Principal Risks of Investing in the Fund” section. The Fund’s current disclosure omits language regarding non-diversification in “The Fund’s Principal Investment Strategy” section. The Staff does not believe that disclosure regarding non-diversification in the “Principal Risks of Investing in the Fund” section satisfies the requirements of Item 4(b)(iv) and asks that the Registrant revise the disclosure accordingly.

Response: The Registrant acknowledges the Staff’s comment but continues to believe the current disclosure is consistent with Item 4(b)(iv) of Form N-1A. As noted in Response #21 in the Initial Response Letter, Item 4(b) relates to Principal Risks of Investing in the Fund and, therefore, the Registrant believes the discussion of “Non-Diversification Risk” in the “Principal Risks of Investing in the Fund” is appropriate and addresses Item 4(b)(iv). The Registrant believes that if non-diversification must be disclosed in “The Fund’s Principal Investment Strategy” section, it would be addressed in Item 4(a) of Form N-1A relating to Principal Investment Strategies of the Fund.

6.

Comment: With respect to Response #30 in the Initial Response Letter, the Staff notes that the discussion of “Securities Lending Risk” in the “Additional Risk Information” section indicates that the Fund may receive other obligations in addition to cash as collateral for securities lending transactions. Please clarify the meaning of “other obligations” as noted in Comment #30 in the Initial Response Letter and applicable Staff guidance.

Response: The Registrant reiterates that securities loaned by the Fund will be collateralized consistent with applicable SEC Staff guidance. In an effort to avoid confusion, the Registrant has revised the discussion of “Securities Lending Risk” in the “Additional Risk Information” section as follows:

Securities Lending Risk. The Fund may lend portfolio securities with a value of up to 40% of its net assets. For these purposes, net assets shall exclude the value of all assets received as collateral for the loan. Such loans may be terminated at any time~~, and the Fund will receive cash or other obligations as collateral~~. Any such loans must be continuously secured by collateral maintained on a current basis in an amount at least equal to the market value of the securities loaned by the Fund. In a loan transaction, as compensation for lending its securities, the Fund will receive a portion of the dividends or interest accrued on the securities held as collateral or, in the case of cash collateral, a portion of the income from the investment of such cash. In addition, the Fund will receive the amount of all dividends, interest and other distributions on the loaned securities. However, the borrower has the right to vote the loaned securities. The Fund will call loans to vote proxies if a material issue affecting the investment is to be voted upon. Should the borrower of the securities fail financially, the Fund may experience delays in recovering the securities or exercising its rights in the collateral. Loans are made only to borrowers that are deemed by the securities lending agent to be of good financial standing. In a loan transaction, the Fund will also bear the risk of any decline in value of securities acquired with cash collateral. The Fund will attempt to minimize this risk by limiting the investment of cash collateral to high quality instruments of short maturity.

***************

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Josh Weinberg, Esq.

W. John McGuire, Esq.